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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K


    (Mark One)
       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993


                                       or


       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                 FOR THE TRANSITION PERIOD FROM _____ TO _____



                         Commission file number 1-3701



                       THE INVESTMENT AND EMPLOYEE STOCK
                        OWNERSHIP PLAN FOR EMPLOYEES OF
                       THE WASHINGTON WATER POWER COMPANY
                            (Full Title of the Plan)





                       THE WASHINGTON WATER POWER COMPANY
                            1411 East Mission Avenue
                        Spokane, Washington  99202-2600
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
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Item 1.          CHANGES IN THE PLAN

         Effective January 1, 1990, the Plan was retitled The Investment and Employee Stock Ownership Plan for Employees of The Washington Water Power Company and amended and restated to comply with numerous changes mandated by the Tax Reform Act of 1986, to allow for the transfer of shares of common stock of the Company and/or rollovers of a distribution from the terminated Payroll-Based Stock Ownership Plan or other qualified plans, to create two new pre-tax investment options, and to add a leveraged employee stock ownership feature to the Plan which authorizes the Plan Trustee to borrow funds for the purpose of purchasing the Company's common stock for the benefit of Participants in the Plan.


Item 2.          CHANGES IN INVESTMENT POLICY

         Effective January 1, 1990, two additional investment options became available for Employee Contributions, bringing the total number of investment options to six. The first additional option, the Equity I Fund, invests primarily in growth common stocks. The second additional option, the Company Stock Fund, allows for investment of Employee Contributions in the Company's Common Stock. Such Company Common Stock investments may be purchased by the Trustee in the open market or from the Company.

         Effective July 1, 1993, the Low Volatility Fund (previously named the Cash Reserve Fund or Money Market Fund) was combined with the Capital Preservation Fund (previously named the GIC Fund) since both were essentially low risk, money market type funds. On the same date, a new investment option became available entitled the Small Capitalization Fund, which allows equity investments in smaller companies with a potential for a higher return with the corresponding higher risk. With these changes the total number of investment options remains at six.


Item 3.          CONTRIBUTIONS UNDER THE PLAN

         The Company made the following contributions to the Plan in the past five fiscal years:

           Year of               Employee               Employer                Total
        Contributions         Contributions          Contributions          Contributions
        -------------         -------------          -------------          -------------
            1989               $ 2,574,860             $  933,106            $ 3,507,966
            1990                 8,076,924              1,276,148              9,353,072
            1991                 3,587,466              1,747,554              5,335,020
            1992                 4,356,659              2,085,270              6,441,929
            1993                 4,678,885              2,299,984              6,978,869
                               -----------             ----------            -----------
                   Totals      $23,274,794             $8,342,062            $31,616,856


Item 4.          PARTICIPATING EMPLOYEES

         As of December 31, 1993, there were 1,329 participants, 1,250 of whom were active employees, and 79 of whom were retired or separated participants entitled to future benefits.





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Item 5.          ADMINISTRATION OF THE PLAN

         The Plan is administered by a committee (the "Employee Benefits Committee") consisting of the following members:

         Employee Benefits
         Committee Member             Position Held With The Company
         ----------------             ------------------------------
         R. D. Fukai                  Vice President - Corporate Services, Human
                                         Resources & Marketing and Chairman
                                         of the Employee Benefits Committee
         J. E. Eliassen               Vice President - Finance & Chief
                                         Financial Officer
         JoAnn G. Matthiesen          Vice President - Organization Effectiveness &
                                         Public Relations and Assistant to the Chairman
         B. Jean Silver               Member of the Board of Directors of the Company
         Larry A. Stanley             Member of the Board of Directors of the Company

         The official address of the Employee Benefits Committee is in care of The Washington Water Power Company, 1411 East Mission Avenue, Spokane, Washington 99202-2600. The Employee Benefits Committee controls the management, operation and administration of the Plan. The powers and duties of the Employee Benefits Committee include but are not limited to the following:
(1) construing and interpreting the Plan in accordance with uniform rules and regulations; (2) deciding the eligibility of any persons to be covered under the Plan, determining the right of any Participant to a benefit and determining the amount, manner and time of any benefit, in accordance with the provisions of the Plan; (3) prescribing procedures to be followed by Participants in filing applications for benefits; (4) prescribing procedures for redress of denied claims to be afforded to Participants and beneficiaries under the Plan;
(5) issuing directions to the Trustee in connection with all benefits which are to be paid in accordance with provisions of the Plan; (6) requiring from the Company and Participants such information as shall be necessary for the proper administration of the Plan; (7) furnishing to the Company appropriate periodic reports covering the administration of the Plan; (8) receiving and reviewing periodic accounting reports of the Trustee and (9) appointing or employing advisers of the Plan as it shall deem necessary or desirable to advise the Employee Benefits Committee in the management, administration, interpretation and application of the Plan.

         No compensation was paid by the Plan to any Employee Benefits Committee member for services performed in that capacity during the fiscal year ended December 31, 1993.


Item 6.          CUSTODIAN OF INVESTMENTS

         Capital Trust Company (the "Trustee") receives all contributions made with respect to the Plan and directs the investment of the same in accordance with the terms of the Plan, holds all of the Plan assets in trust and makes distributions upon instructions from the Employee Benefits Committee. The address of the Trustee is:

                          Capital Trust Company
                          4380 S.W. Macadam Ave., Suite 4380
                          Portland OR  97201





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         In 1993 no compensation was paid to any party by the Plan.

         The Trustee has furnished a $5,000,000 fidelity bond with respect to custody of Plan assets.


Item 7.          REPORTS TO PARTICIPATING EMPLOYEES

         All employees participating in the Plan during any fiscal year receive a copy of a Summary Annual Report containing a summary of the audited financial statements of the Plan for that fiscal year. In September 1993, Participants were provided with the Summary Annual Report for 1992.

         Each Participant in the Plan also receives for each quarter of a Plan year a report of his individual account showing transactions during the quarter, quarter-end balances, cumulative transactions since the beginning of participation in the Plan by such employee and a current market valuation of the account as of the end of the reported quarter. These reports were provided to Participants in January, April, July and October 1993 for the previous calendar quarter.

Item 8.          FINANCIAL STATEMENTS AND EXHIBITS

         (a)     Financial Statements

                 "In lieu of the requirements, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available."

                          The financial statements and supplemental schedules normally appearing here have been filed with the Securities & Exchange Commission in paper format under cover of Form SE dated July 6, 1994.

         (b)     Exhibits

                 None.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee for The Investment and Employee Stock Ownership Plan for Employees of The Washington Water Power Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       THE INVESTMENT AND EMPLOYEE STOCK
                                      OWNERSHIP PLAN FOR EMPLOYEES OF THE
                                         WASHINGTON WATER POWER COMPANY


                                    By           /s/ R. D. Fukai
                                       ------------------------------------
                                                  R. D. Fukai
                                      Employee Benefits Committee Chairman



July 7, 1994





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